SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the Month of February 2004

SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant’s name into English)

120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will
file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-______   .

1. Board Resolution to Convene General Shareholders’ Meeting for the Fiscal Year of 2003
2. Cash Dividends
3. Detailed Information on Amendments to the Articles of Incorporation
4. Appointment of Directors
5. Appointment of Audit Committee Members
6. Grant of Stock Options
SIGNATURES

1.	Board Resolution to Convene General Shareholders’ Meeting for the Fiscal Year of 2003

On February 24, 2004, the board of directors of Shinhan Financial Group made a resolution to convene the annual general shareholders’ meeting for the fiscal year of 2003 as follows:

1.	Date and Time	March 25, 2004 10 A.M., Seoul time.
2.	Venue	Auditorium, 20th floor / Shinhan Bank, 120, 2Ga, Taepyung-ro, Jung-gu, Seoul, Korea

3.	Agenda

1)	Approval of balance sheet, income statement and statement of appropriation of retained earnings for fiscal year 2003 (January 1, 2003 ~ December 31, 2003).

2)	Amendments to the Articles of Incorporation (See 3 below)

3)	Appointment of Directors (See 4 below)

4)	Appointment of Audit Committee Members (See 5 below)

5)	Approval of Limitation on Director Compensation

6)	Approval of Stock Option Grant to the Executives and department heads of Shinhan Financial Group and its Subsidiaries (See 6 below)

2.	Cash Dividends

On February 24, 2004, the board of directors of Shinhan Financial Group made a resolution to pay cash dividends for the fiscal year 2003, subject to the shareholders’ approval.

1.	Total Dividend Amount

1)	Common Stock : KRW 158,716,764,600 (KRW 600 per share , 12% of par value and 3.24% of market price* of Common Stock)

*	Calculation of Market price : In accordance with the related regulations in Korea, market price should be calculated by averaging closing prices of last 4 days of 2003

Date	Closing Price

30-Dec-2003	19,050
29-Dec-2003	18,550
26-Dec-2003	18,300
24-Dec-2003	18,150
Average	18512.5 = Market price

2)	Preferred Stock : KRW 83,397,139,955

3)	Total : KRW 242,113,904,555

2.	Payout Ratio (Dividend-net profit ratio)

1)	Common Stock only: 43.82%

2)	Common Stock and Preferred Stock : 66.84%

*	The dividend must be approved by the annual general shareholders’ meeting scheduled on March 25, 2004 and the details may be changed in the shareholders’ meeting.

3.	Detailed Information on Amendments to the Articles of Incorporation

1.	Purpose :	1)	to enhance independence and specialty of the committees under the board of directors in order to increase shareholder values through improved corporate governance.
		2)	to enhance the electronic disclosure of the financial statements of Shinhan Financial Group.

2.	Principal Proposals

•	Break down the existing Steering Committee into the Board Steering Committee, the Outside Director recommendation Committee and the Compensation Committee.

•	Make it possible to appoint a non-director executive as a vice president

•	Make it possible for Shinhan Financial Group to disclose its consolidated and non-consolidated financial statements and independent auditor’s opinions in the form of electronic document pursuant to the Article 55.2 of the Financial Holding Company Act and Article 21 of the Enforcement Rules of the Regulation on Supervision of Financial Holding Companies.

3.	Comparison Table

Current	Proposed

Article 1 ~ Article 35 Omitted	Article 1~ Article 35 No Change

Article 36 (Election of Director) (1) Omitted	Article 36 (Election of Director) (1) No change
(2) The Outside Directors shall be recommended by the Operation Committee pursuant to Article 46 and elected at the General Meeting of Shareholders.	(2) The Outside Directors shall be recommended by the Outside Director Recommendation Committee pursuant to Article 46 and elected at the General Meeting of Shareholders.

Article 37 ~Article 38 Omitted	Article 37 ~ Article 38 No change

Current	Proposed

Article 39 (Appointment of Representative Director, et al.) (1) The Company may appoint one Representative Director-Chairman and one Representative Director-President, by a resolution of the Board of Directors.
(2) The Company may appoint one Vice President from among the Directors, by a resolution of the Board of Directors.	Article 39 ((Appointment of Representative Director, et al.)
(1) The Company may appoint one Representative Director-Chairman and one Representative Director-President, by a resolution of the Board of Directors.
(2) Deleted

Article 40 (Duties of Directors) (1) ~ (2)	Article 40 (Duties of Directors) (1) ~ (2)
Omitted	Omitted
(3) The Vice President and Directors shall assist the Representative Director, and perform their respective duties as may be delegated to them by the Board of Directors.	(3) Directors shall assist the Representative Director, and perform their respective duties as may be delegated to them by the Board of Directors.

Article 41 ~ Article 45 Omitted	Article 41 ~ Article 45 No change

Article 46 (Committees) (1) The Company may have the following committees within the Board of Directors.	Article 46 (Committees) (1) The Company may have the following committees within the Board of Directors.
1. Operation Committee (Steering Committee)	1. Board Steering Committee
2. Audit Committee New provision	2. Audit Committee
3. Risk Management Committee	3. Outside Director Recommendation Committee
New provision	4. Risk Management Committee
5. Compensation Committee
(2) Details regarding composition, power, operation, etc. of each committee shall be determined by the resolution of the Board of Directors. Provided that, the Operation Committee referred to in Paragraph (1), Subparagraph 1 shall satisfy the composition requirements of the Outside Director Candidate Recommendation Committee as set forth in the Financial Holding Company Act.	(2) Details regarding composition, power, operation, etc. of each committee shall be determined by the resolution of the Board of Directors. (3) No change
(3) Articles 42, 44 and 45 shall apply mutatis mutandis with respect to the committees.

Article 47 ~ Article 52 Omitted	Article 47 ~ Article 52 No change

Article 53 (Preparation and Maintenance of Financial Statements and Business Report)	Article 53 (Preparation and Maintenance of Financial Statements and Business Report)
(1) (2) (3) Omitted	(1) (2) (3) No change
(4) Immediately upon obtaining approval for the documents mentioned in Paragraph (1) above from the General Meeting of Shareholders, the Representative Director-President shall make a public notice of the balance sheet, income statement, consolidated financial statements pursuant to the Act on External Audit of Stock Companies and the opinion of an external outside auditor.

New provision
(4) Immediately upon obtaining approval for the documents mentioned in Paragraph (1) above from the General Meeting of Shareholders, the Representative Director-President shall make a public notice of the balance sheet, income statement, consolidated financial statements pursuant to the Act on External Audit of Stock Companies and the opinion of an external outside auditor. In doing so, notwithstanding the provisions of Article 4, the Company may use the means of electronic document as prescribed by Article 55.2 of the Financial Holding Company Act.
Addenda (3)
1. (Enforcement date) Above provisions shall take effect from March 25, 2004.

4.	Appointment of Directors

The following is the list of directors recommended through the resolution of BOD meeting, subject to the shareholders’ approval.

Name	Tenure	Positions to be held	New appointment

Eung Chan Ra	3 years	Director
Young Hwi Choi	3 years	Director
In Ho Lee	3 years	Director
Young Seok Choi	3 years	Director
Yong Woong Yang	3 years	Director	New appointment
Pyung Joo Kim	1 year	Outside Director
In Sup Kim	1 year	Outside Director
Sang Yoon Lee	1 year	Outside Director	New appointment
Yoon Soo Yun	1 year	Outside Director	New appointment
Sang Chul Lee	1 year	Outside Director	New appointment
Byung Hun Park	1 year	Outside Director
Moon Pil Oh	1 year	Outside Director
Young Soo Lee	1 year	Outside Director
Dong Hyun Kwon	1 year	Outside Director	New appointment
Philippe Reynielx	1 year	Outside Director	New appointment

5.	Appointment of Audit Committee Members

Among the nominated directors, Young Seok Choi, In Sup Kim, Sang Yoon Lee, Moon Pil Oh, and Dong Hyun Kwon was recommended as candidate of the audit committee members of 2004 through the resolution of the audit committee meeting. The appointment of audit committee members must be approved by the shareholders’ meeting.

6.	Grant of Stock Options

A.	Grant of Stock Options to Executives and Officers

1)	Grantees: A total of 27 executives and officers of Shinhan Financial Group and its subsidiaries (Shinhan Bank, Shinhan Card, Shinhan Capital, and Shinhan Credit Information) — See A.7 below for details

2)	Number of options to be granted : stock options to purchase 705,000 shares in total

3)	Exercise price : Minimum exercise price calculated in accordance with Article 84.9 of the Securities Exchange Act Enforcement Decrees of Korea.

☐	Determination of exercise price: Based on the arithmetic mean of the three trading volume-weighted averages of closing prices during the 2-month, 1-month and 1-week periods counting backwards from the grant date

4)	Date of grant: March 25, 2004

5)	Exercise period : Exercisable during the 3 year period after the second anniversary from the grant date.

6)	Method of share issuance : Shinhan Financial Group will, at its option, to choose between the following two methods (or the combination of the two).

☐	to issue new shares at the exercise price; or

☐	to pay the grantees cash in an amount to the difference between the market price of shares at the exercise date and exercise price

7)	Details of Stock Options Granted to Executives and Officers

Company	Title	Name	No. of Shares

SFG	Chairman	Eung Chan Ra	100,000
	President & CEO	Young Hwi Choi	90,000
	Senior Exe. VP	Bhang G.il Choi	30,000
	Senior Exe. VP	Chil Sun Hong	20,000
	Senior Exe. VP	Hee Soo Kim	20,000
	Senior Exe. VP	Byung Jae Cho	20,000
	Senior Exe. VP	Baek Soon Lee	20,000
Shinhan Bank	President	S.H. Shin	80,000
	Standing Auditor	H.S. Moon	20,000
	Dep. President	J.W. Lee	20,000
	Dep. President	Y. K. Lim	20,000
	Dep. President	W. S. Cho	20,000
	Dep. President	M. K. Han	20,000
	Dep. President	Y.S. Song	20,000
	Dep. President	D.H. Han	20,000
	Dep. President	J.W. Suh	20,000
	Dep. President	S.K. Yang	20,000
	Exe. VP	S.Y Oh	15,000

Company	Title	Name	No. of Shares

Shinhan Card	President	S.K. Hong	30,000
	Standing Auditor	T.K. Lee	10,000
	Dep. CEO	S.W. Kim	10,000
	Dep. CEO	W.Y. Shim	10,000
	Dep. CEO	M.H. Kim	10,000
Shinhan Capital	President Vice President	D.G. Lee S.D. Kim	30,000 10,000
	Vice President	S.K. Oh	10,000
Shinhan Credit Information	CEO	B.S. Shim	10,000

	Total		705,000

B.	Grant of Stock Options to Department Heads

1)	Grantees : Department heads of Shinhan Financial Group and its subsidiaries

2)	Number of options to be granted : Stock options to purchase up to 700,000 shares in total. Specific number of options granted to each individual will be determined in consideration of the evaluation results of the relevant individual as well as the company where such individual works.

*	The board of directors of Shinhan Financial Group has entrusted the CEO with the authority to decide the grantees and the numbers of options to be granted to each individual and the decision will be approved by the annual general shareholders’ meeting on March 25, 2004.

3)	Exercise price: Minimum exercise price calculated in accordance with Article 84.9 of the Securities Exchange Act Enforcement Decrees

4)	Date of grant: March 25, 2004

5)	Exercise period: Exercisable during the 3 year period after the second anniversary from the grant date.

6)	Method of share issuance : Shinhan Financial Group will, at its option, to choose between the following two methods (or the combination of the two).

☐	to issue new shares at the exercise price; or

☐	to pay the grantees cash in an amount to the difference between the market price of shares at the exercise date and exercise price.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.

By /s/ Byung Jae Cho Name: Byung Jae Cho Title: Chief Financial Officer

Date : February 24, 2004